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Women-owned
Cozzi Family Farm

Family Farm Shop

32 Main Street
Rockport, MA 01966
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $8,500 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Cozzi Family Farm is seeking investment to purchase new equipment and supplies, so that we can open a brick and mortar store next month.
Lease SecuredFirst Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Cozzi Family Farm is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Gift Basket Invest $500 or more to qualify. 10 of 10 remaining

The first 10 people who invest $500 or more will be given a gift basket, of soaps, lotions, soap dishes and scrubs, along with a sampling of our gourmet foods and invitations to our invitation only opening.

Master Class Invest $2,000 or more to qualify. 5 of 5 remaining

I will offer private master classes for each investor and 4 of their friends, for any class of their choosing: soaps, candles, mini glass terrarium, lotion, body butter, etc. They will be able to keep whatever they make :)

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OUR MISSION

The goal of Cozzi Family Farm is to bring together as many artisans, crafters, bakers, and people who make wonderful handmade items, as possible. We want to showcase amazing (often hidden) talent. We want to help people have nearby access to shopping, and support our local economy here in Rockport, MA. There are benefits in multiple directions, from encouraging local residents to visit the agricultural reserve, to openly supporting and recommending local businesses, to encouraging visitors from out of town, as well as supporting local business people.

OUR STORY

My business was born out of a desperate need to bring food and art to a small community in Maryland. My business grew from a self-started farmers market to fulfilling my dream of a brick and mortar back home in Massachusetts.

Maintains a 5 star rating
Awarded by the town where my farmer's market began
Local client base, including future tourism
2 years of success marketing and selling my goods
10 years of retail experience
Providing much needed, high quality, trustworthy organic, GF foods

Vegan friendly
INTENDED USE OF FUNDS

I will be utilizing the capital I raise, in order to wholesale buy items from other small woman-run businesses and for necessary refrigeration coolers.

I will be able to keep and sell perishable items with my pastry case/coolers
Supporting other small businesses is a huge selling point for customers
Everything is handmade and local, which are also huge selling points
My background and expertise have helped me reach all of my goals so far.
OUR ROCKPORT LOCATION

We will be serving our community with locally & ethically sourced, natural, healthy, organic, and environmentally friendly home decor, baked goods, clothing items, fresh produce, table crops and started seedlings

Our existing clientele from farmers markets will likely be our first customers
Located in Rockport, a beautiful coastal town with both locally-conscious residents and tourists
Layout allows us to offer a variety of items
32 MAIN STREET
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COZZI FAMILY FARM PRODUCTS
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STARTING SMALL, BUT WE HAVE ALREADY STARTED STOCKING SHELVES!
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THE TEAM
Alicia Micozzi
Founder

Alicia has 10+ years of retail experience, 20 years in wellness, and 2 years of building this business. One of my first jobs, was in retail. I spent many years, working in different areas. I have a solid background in health and medicine, with a masters degree in Biology. During my bachelors degree studies, I focused on paleo-anthropology which involved a lot of research into health and nutrition.

I am also a Firefighter/EMT. My articles on diet and wellness, as well as indigenous health have been published. I ended up going back to my retail roots, during the pandemic. A need for locally available, fresh food and body products became deeply apparent. The town where I was renting land for my chickens, is legally a food desert. I went from a managing a farmer's market in MD to moving back to MA to open my own brick and mortar in downtown Rockport.

This is a preview. It will become public when you start accepting investment.
PRESS
Cozzi Family Farm - From Eggs, to Soap to Community Market

This is a guest post from our friends at Cozzi Family Farm and the Cozzi Family Farm Co-op Market each weekend in Poolesville. Seek them out for baked goods, pastured eggs and sustainably produced...

Two New Farm Markets Open in the Reserve

Two new Reserve farm markets are up and running this summer. Despite the Ag Reserve's local food production, it is in fact a food desert as the last grocery store closed some years ago. Like in...

SOME REVIEWS AND 5 STAR RATING
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COZZI FAMILY FARM MARKET - NEW LOCATION WALKTHROUGH
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From a Farmers Market in MD to a brick and mortar in MA.

Q&A
What is your background?

I have a background in retail. One of my first jobs, was in retail. I spent many years, working in different areas. I have a solid background in health and medicine, with a masters degree in Biology. During my bachelors degree studies, I focused on paleo-anthropology which involved a lot of research into health and nutrition. I am a Firefighter/EMT. My articles on diet and wellness, as well as indigenous health have been published. I ended up going back to my retail roots, during the pandemic. A need for locally available, fresh food and body products became deeply apparent. The town where I was renting land for my chickens, is legally a food desert. I went from a farmer's market, in MD, to moving back to MA to open a brick and mortar. I know I can be successful. I have maintained a 5 star rating, and following in both states.

What made you want to start the business?

The pandemic resulted in losing my job as the head of public safety at a state park. This provided me an opportunity to help my local community. I was able to start the first of its kind, most successful and longest running farmer's market they had ever seen.

How are things coming along in Rockport?

I started a website to help drive interest to my store and continue to manage the farmer's market to build connections. Additionally, I have networked with a number of local artisans and found some great local products to build the foundation of my store. I have established my LLC and launched my fundraising campaign on Mainvest.

What is your background?

I have a background in retail. One of my first jobs, was in retail. I spent many years, working in different areas. I have a solid background in health and medicine, with a masters degree in Biology. During my bachelors degree studies, I focused on paleo-anthropology which involved a lot of research into health and nutrition. I am a Firefighter/EMT. My articles on diet and wellness, as well as indigenous health have been published. I ended up going back to my retail roots, during the pandemic. A need for locally available, fresh food and body products became deeply apparent. The town where I was renting land for my chickens, is legally a food desert. I went from a farmer's market, in MD, to moving back to MA to open a brick and mortar. I know I can be successful. I have maintained a 5 star rating, and following in both states.

What made you want to start the business?

The pandemic resulted in losing my job as the head of public safety at a state park. This provided me an opportunity to help my local community. I was able to start the first of its kind, most successful and longest running farmer's market they had ever seen.

How are things coming along in Rockport?

I started a website to help drive interest to my store and continue to manage the farmer's market to build connections. Additionally, I have networked with a number of local artisans and found some great local products to build the foundation of my store. I have established my LLC and launched my fundraising campaign on Mainvest.

What is your background?

I have a background in retail. One of my first jobs, was in retail. I spent many years, working in different areas. I have a solid background in health and medicine, with a masters degree in Biology. During my bachelors degree studies, I focused on paleo-anthropology which involved a lot of research into health and nutrition. I am a Firefighter/EMT. My articles on diet and wellness, as well as indigenous health have been published. I ended up going back to my retail roots, during the pandemic. A need for locally available, fresh food and body products became deeply apparent. The town where I was renting land for my chickens, is legally a food desert. I went from a farmer's market, in MD, to moving back to MA to open a brick and mortar. I know I can be successful. I have maintained a 5 star rating, and following in both states.

What made you want to start the business?

The pandemic resulted in losing my job as the head of public safety at a state park. This provided me an opportunity to help my local community. I was able to start the first of its kind, most successful and longest running farmer's market they had ever seen.

How are things coming along in Rockport?

I started a website to help drive interest to my store and continue to manage the farmer's market to build connections. Additionally, I have networked with a number of local artisans and found some great local products to build the foundation of my store. I have established my LLC and launched my fundraising campaign on Mainvest.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Tablet $1,600

Pastry case $2,500

POS system $1,000

Beverage cooler $1,000

Security cameras $520

Bulk organic wax $1,000

Bulk organic oil $1,000

Bulk recycled jars $600

Wood $1,000

Insurance (to start) $1,200

Bulk eco resin $1,000

bulk eco glitter $1,000

bulk air plants $2,000

bulk plants $1,200

bulk crystals $380

bulk organic seeds and potting material $1,000

Mainvest Compensation $1,200

upgrade electic $800

Total $20,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $105,000 $115,500 $123,585 $129,764 $133,656

EXPENSES

Rent $10,400 $10,660 $10,926 $11,199 $11,478

Utilities $0 $0 $0 $0 $0

Salaries $0 $0 $0 $0 $0

Insurance $1,500 $1,537 $1,575 $1,614 $1,654

Equipment Lease $1,000 $1,025 $1,050 $1,076 $1,102

Repairs & Maintenance $0 $0 $0 $0 $0

Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102

Operating Profit $91,100 $101,253 $108,984 $114,799 $118,320

This information is provided by Cozzi Family Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Cozzibalances.xlsx

Cozzi income statement.xlsx

Investment Round Status

Target Raise $20,000

Maximum Raise $30,000

Amount Invested $0

Investors 0

Investment Round Ends July 15th, 2022

Summary of Terms

Legal Business Name Cozzi Family Farm Market

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $8,500 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 5%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2027

Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cozzi Family Farm's fundraising. However, Cozzi Family Farm may require additional funds from alternate sources at a later date. I single handedly started and ran the first of its kind farmer's markets. I was netting about $55 an hour, I only worked weekends from 9-2. I continued to make some money, during the week with limited deliveries and Thursday bakery boxes. I had a newborn at the time, and was recovering from a cesarean, so I was not "doing" as much as I could have done. Based on that hourly, with increased prices per item, plus more offerings, a brick and mortar store, more (daily) food, art, plants, crops, and visibility along with my online store, I project at least $30,000 my first full month. That is $30k including the cost of goods and services for me to make everything. Because everything is either made here, in house, or sourced from other small businesses, my operating costs aside from rent and a few pieces of equipment won't be really high. It's about $1.50 for an organic bar of soap, versus the $7 (higher prices coming soon) each bar is listed for. We use a lot of donated upcycled/recycled items, source free items from market place and free cycle groups, etc. I use Costco for bulk baking supplies too.

My food items are very popular, as are my art and organic crops.

I am also renting out shelf space to local artists.

Since I'm a self-run machine, I haven't accrued any debts, and utilized my own savings to get the wholesale items for my farmers market, luckily I'm coming into the business with inventory I have been making for months, and supplies I already have, as well as displays.

I won an award from the town, as I truly was the first ever and most successful longest running farmers market they had ever seen. Many people tried and failed. I did not fail. I started with 3 vendors, I ended with over 30. I passed the torch when I relocated to MA, as it was too difficult to run the market remotely and I wanted to focus on trying to open a brick and mortar. The only financial limitation I had, was my limited hours and no brick and mortar.

I worked in retail for decades. I have a knack for it. It's possible I'll get a small Investment of a few thousand dollars to get my foot in the door, while I wait to see if any of my investors are interested. I would also love to offer you small gift baskets including samples of our food and body products.

Historical milestones

Cozzi Family Farm has been operating since April 2020] and has since achieved the following milestones:

Opened location in Poolesville, MD]

Achieved revenue of about $11,000 operating for 10 hours a weekend, from April-November which then grew to about $16,000

Had Cost of Goods Sold (COGS) of [$1.50) per bar of soap that sells for $7 (increasing prices) which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

No operating history

Cozzi Family Farm was established in [April 2020 as a completely different business model.]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

It was mostly a cash farmers market, but the success is evident. I maintain a 5 star rating.

I make small sales here and there, monthly, but I'm focused on inventory building for my brick and mortar.

I still have

Risk Factors
Competition:

Moderate. We offer niche foods that cater to people who are on modified diets, but our foods are so delicious, that being GF doesn't turn anyone off. The fact we offer all organic, all natural, handmade items and have created our own stuffed pockets, we really do well in this area.

We are in a higher income demographic with months and months of tourism, as well as beach access. We plan on providing delivery lunch "boxes" to people on the beach. This is something no one else does.

unlike many other local businesses, our items are all either handmade by us, or handmade by other small woman run businesses.

We offer organic and heirloom started seedlings, crops, and other market goods. Our art is ALL eco-friendly and many resin artists are not.

I have decades of training in health care, and a masters in biology. Everything we make, we know what goes into it. Our customers love our background and training, and it really helps us bring more value to each product.

COVID-19 Impact:

I have 10+ years as a healthcare provider and a current EMT license in thé state. I've worked as a public safety manager during the pandemic. I'm aware of the possible losses when we inevitably end up with another resurgence

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cozzi Family Farm to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cozzi Family Farm operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Cozzi Family Farm is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Cozzi Family Farm's management or vote on and/or influence any managerial decisions regarding Cozzi Family Farm. Furthermore, if the founders or other key personnel of Cozzi Family Farm were to leave Cozzi Family Farm or become unable to work, Cozzi Family Farm (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cozzi Family Farm and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cozzi Family Farm is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cozzi Family Farm might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cozzi Family Farm is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cozzi Family Farm

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cozzi Family Farm's financial performance or ability to continue to operate. In the event Cozzi Family Farm ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cozzi Family Farm nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Uninsured Losses

Although Cozzi Family Farm will carry some insurance, Cozzi Family Farm may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cozzi Family Farm could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cozzi Family Farm's management will coincide: you both want Cozzi Family Farm to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cozzi Family Farm to act conservative to make sure they are best equipped to repay the Note obligations, while Cozzi Family Farm might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cozzi Family Farm is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cozzi Family Farm fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cozzi Family Farm, and the revenue of Cozzi Family Farm can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Cozzi Family Farm to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cozzi Family Farm or management), which is responsible for monitoring Cozzi Family Farm's compliance with the law. Cozzi Family Farm will not be required to implement these and other investor protections.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Cozzi Family Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Cozzi Family Farm isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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